
November 10, 2016

Hill International, Inc.
John Fanelli III, Chief Financial Officer
One Commerce Square
2005 Market Street, 17th floor
Philadelphia, PA 19103

>   **Re: Hill International, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2015**
>   **Filed March 29, 2016**
>   **Form 10-Q for Fiscal Quarter Ended**
>   **June 30, 2016**
>   **Filed August 5, 2016**
>   **File No. 001-33961**

Dear Mr. Fanelli:

We have reviewed your November 2, 2016, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2016, letter.

1. We note your response to comment 1 in your letter dated November 2, 2016. Please provide an analysis showing how much of each Iraqi contract's accounts receivable at December 31, 2015, remains outstanding. Explain your basis for the amount of each reserve including: whether work continues on the project or you've stopped work, the amount and timing of recent payments, and your consideration of communications with the customer and other evidence. If you are relying on concomitant deferred revenue to support collectability of a portion of billed or unbilled receivable, please explain if you have the contractual right to offset the specific amounts.

2. We note Schedule 2 provides the information requested in our prior comment 7. Please tell us whether there are any other unbilled accounts receivable balances over $500,000 on projects where there have been no billings or collections in over one year.

3. Please provide us with an analysis of the ninth project on page 1 of Schedule 3, including when the work was performed and billed and the date and amount of any recent payments. Describe your current plan to recover the amounts outstanding, including the specific assets you intend to seize and how you determined the value of such assets.

4. Please tell us the amount of all unbilled and billed accounts receivable on the fifth project on Schedule 2. Explain the nature, timing and status of the change order and explain whether there is currently any dispute with the prime contractor or with the ultimate client. Tell us why you believe the unbilled amount will be billed in November and presumably paid shortly thereafter.

5. Please tell us why collection of the unreserved accounts receivable from the first customer on page 2 of Schedule 3 is probable. Describe your plan for recovering this money through the foreclosure of assets, including the amount of funds obtained by the court, the extent of other contractors' claims and other specific information you relied on in your evaluation.

6. Please tell us why collection of the unreserved accounts receivable from the first customer on Schedule 2 is probable. Provide a summary of the history and status of the litigation, including settlement offers made by the customer or other specific information you relied on in your evaluation.

7. Regarding amounts due from the fourth customer on Schedule 3, please explain why the customer does not want to pay and provide us with a summary of the arbitration action. It appears you are relying on deferred revenue to support realization of the amount. Please describe the nature of the deferred revenue and explain if you have the contractual right to offset the amounts.

8. For the accounts receivable from the eighth customer on Schedule 3, please explain why the payment is being held subject to a review of tax returns. Tell us how long the review has been going on and what evidence you have that it is progressing toward completion. Tell us whether the customer has funding and explain the other evidence you relied on in determining collectability is probable.

9. Please explain why the receivable from the tenth and last customer on page 1 of Schedule 3 has not been voluntarily paid by the customer and explain your basis for not reserving the full amount of the invoice.

10. Please provide us with a timeline of the events relating to the receivable with the fifth customer on page 2 of Schedule 3, including the request for more documentation, the provision of such documentation and other communications relied upon in assessing collectability.

You may contact Terence O'Brien at (202) 551-3355 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction